FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: March 28, 2013

Information furnished on this form:

EXHIBITS

1.	Changes in Organizational Structure and Executive Officers

March 28, 2013

To All Persons Concerned,

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group (Tel: +81-75-604-3500)

Changes in Organizational Structure and Executive Officers

This is to advise you that Kyocera Corporation (President: Tetsuo Kuba) resolved at a meeting of its Board of Directors held on March 27, 2013 changes in organizational structure as well as directors, executive officers and assignments, as follows:

1. Changes in Organizational Structure (as of April 1, 2013)

1.)	The Corporate Thin Film Components Group will change its name to the Corporate Printing Device Group.

2.)	The Corporate Financial and Business Systems Administration Group will be divided into the Corporate Financial and Accounting Group, and the Corporate Business Systems Administration Group.

3.)	The Corporate General Affairs Human Resources Group, Corporate Environment Group, Corporate Education Group, and Corporate Office of the Chief Executives will be restructured into the Corporate General Affairs Group, and the Corporate Human Resources Group.

2. Changes in Titles and Assignments of Directors (as of April 1, 2013)

[new titles and assignments are underlined]

Name	New Titles [New Assignment]	Present Titles [Present Assignment]

Katsumi Komaguchi	Senior Managing Director Senior Managing Executive Officer [President and Representative Director of KYOCERA Document Solutions Inc.] (Japan)	Director Managing Executive Officer [President and Representative Director of KYOCERA Document Solutions Inc.] (Japan)

Yasuyuki Yamamoto	Senior Managing Director Senior Managing Executive Officer [General Manager of Corporate Communication Equipment Group]	Director Managing Executive Officer [General Manager of Corporate Communication Equipment Group]

3. Changes in Titles and Assignments of Executive Officers (as of April 1, 2013)

[new titles and assignments are underlined]

Name	New Title(s) [New Assignment]	Present Title(s) [Present Assignment]

Yoshihito Ohta	Director Managing Executive Officer [General Manager of Corporate General Affairs Group]	Director Managing Executive Officer [General Manager of Corporate Office of the Chief Executives]

Shoichi Aoki	Director Managing Executive Officer [General Manager of Corporate Financial and Accounting Group]	Director Managing Executive Officer [General Manager of Corporate Financial and Business Systems Administration Group]

Hiroshi Fure	Managing Executive Officer [General Manager of Corporate Automotive Components Group]	Executive Officer [General Manager of Corporate Automotive Components Group]

Yoji Date	Managing Executive Officer [President and Representative Director of KYOCERA Connector Products Corporation] (Japan)	Executive Officer [President and Representative Director of KYOCERA Connector Products Corporation] (Japan)

Nobuo Kitamura	Senior Executive Officer [General Manager of Corporate Solar Energy Group]	Senior Executive Officer [Deputy General Manager of Corporate Solar Energy Group]

Yoshiharu Nakamura	Senior Executive Officer [President of Dongguan Shilong KYOCERA Co., Ltd.] (China)	Executive Officer [President of Dongguan Shilong KYOCERA Co., Ltd.] (China)

Junichi Jinno	Senior Executive Officer [General Manager of Corporate Legal and Intellectual Property Group]	Executive Officer [General Manager of Corporate Legal and Intellectual Property Group]

Tadashi Otsuji	Executive Officer [General Manager of Corporate Semiconductor Components Group]	Executive Officer [Deputy General Manager of Corporate Semiconductor Components Group]

Masaaki Itoh	Executive Officer [Deputy General Manager of Corporate General Affairs Group]	Executive Officer [Deputy General Manager of Corporate General Affairs Human Resources Group]

Hitoshi Takao	Executive Officer [General Manager of Corporate Printing Device Group]	Executive Officer [General Manager of Corporate Thin Film Components Group]

Kazumasa Umemura	Executive Officer [Deputy General Manager of Office of the Chief Executives, Corporate General Affairs Group]	Executive Officer [Deputy General Manager of Corporate Office of the Chief Executives]

4. New Candidates for Executive Officer (as of April 1, 2013)

[new titles and assignments are underlined]

Name	New Title [New Assignment]	Present Title [Present Assignment]

Shigeru Koyama	Executive Officer [President and Representative Director of KYOCERA Fineceramics GmbH] (Germany)	[President and Representative Director of KYOCERA Fineceramics GmbH] (Germany)

Koichi Kano	Executive Officer [General Manager of Corporate Development Group]	[General Manager of Corporate Development Group]

Naoki Kawai	Executive Officer [General Manager of Corporate Fine Ceramics Group]	[General Manager of Corporate Fine Ceramics Group]
Toshiki Kawaguchi	Executive Officer [Deputy General Manager of Corporate Communication Equipment Group]	[General Manager of Corporate Communication Equipment Division, Corporate Communication Equipment Group]

Masaharu Goto	Executive Officer [President and Representative Director of KYOCERA Solar Corporation] (Japan)	[Vice President and Representative Director of KYOCERA Solar Corporation] (Japan)
Hideo Yoshida	Executive Officer [Deputy General Manager of Corporate Semiconductor Components Group]	[General Manager of Semiconductor Components International Sales Division, Corporate Semiconductor Components Group]

Toshihide Koyano	Executive Officer [Deputy General Manager of Corporate Solar Energy Group]	[General Manager of Solar Energy Production Yasu Division, Corporate Solar Energy Group]

Yasumichi Okuda	Executive Officer [Deputy General Manager of Corporate Fine Ceramics Group]	[Deputy General Manager of Corporate Fine Ceramics Group]
Masahiro Inagaki	Executive Officer [General Manager of Corporate R&D Group]	[General Manager of Automotive Components Engineering Division, Corporate Automotive Components Group]
Hironao Kudo	Executive Officer [General Manager of Corporate Electronic Components Group]	[General Manager of Corporate Electronic Components Group]
Takashi Sato	Executive Officer [General Manager of Corporate Human Resources Group]	[General Manager of Human Resources Division, Corporate General Affairs Human Resources Group]

5. Resignation of Executive Officers (as of March 31, 2013)

Name	Present Title [Present Assignment]

Junzo Katsuki	Senior Executive Officer [Deputy General Manager of Corporate Communication Equipment Group] * To become Advisor as of April 1, 2013

Keijiro Minami	Senior Executive Officer [General Manager of Corporate Components and Devices R&D Division, Corporate R&D Group]

Kouji Mae

Executive Officer

[Vice Chairman and Representative Director of KYOCERA Display Corporation] (Japan)

*  To resign from Vice Chairman and Representative Director as of March 31, 2013, and to become Advisor of KYOCERA Corporation as of April 1, 2013

Tsuyoshi Egami

Executive Officer

[General Manager of Corporate Communication Product Development Division, Corporate Communication Equipment Group]

*  To become General Manager of Communication Product Development Division, Corporate Communication Equipment Group as of April 1, 2013

Toshimi Gejima	Executive Officer [General Manager of R&D Center Kagoshima, Corporate R&D Group] * To become Vice President and Representative Director of KYOCERA Medical Corporation as of April 1, 2013

Takafumi Matsuda

Executive Officer

[General Manager of Jewelry & Application Products Division]

*  To become “Riji” as of April 1, 2013, as such there is no change in assignment of General Manager of the Jewelry & Application Products Division

Masaki Kozu	Executive Officer [General Manager of Corporate Education Group] * To become General Manager of Philosophy Education Division, Corporate General Affairs Group as of April 1, 2013

Gen Takayasu	Executive Officer [General Manager of Corporate Environment Group] * To become Advisor as of April 1, 2013

6. New Candidates for Director (as of late June 2013)

Hiroshi Fure	Executive Officer, General Manager of Corporate Automotive Components Group

Yoji Date	Executive Officer, President and Representative Director of KYOCERA Connector Products Corporation (Japan)

Tadashi Onodera	Chairman and Representative Director of KDDI Corporation

*	The above-mentioned candidates are scheduled to be elected as Directors at the General Meeting of Shareholders to be held in late June 2013.
*	Hiroshi Fure and Yoji Date will become Managing Executive Officers effective as of April 1, 2013.
*	Tadashi Onodera is a candidate for Outside Director.

7. Resignation of Director (as of late June 2013)

Tsutomu Yamori	Director and Managing Executive Officer, General Manager of Corporate General Affairs Human Resources Group

*	Tsutomu Yamori is scheduled to resign from Managing Executive Officer as of March 31, 2013, and from Director at the General Meeting of Shareholders to be held in late June 2013 and to become Advisor.

8. New Candidates for Corporate Auditor (as of late June 2013)

Kouji Mae	Vice Chairman and Representative Director of KYOCERA Display Corporation (Japan)

Yasunari Koyano	Attorney

*	Both candidates are scheduled to become Corporate Auditors at the General Meeting of Shareholders to be held in late June 2013.
*	Kouji Mae is scheduled to resign from Executive Officer of KYOCERA Corporation as well as Vice Chairman and Representative Director of KYOCERA Display Corporation as of March 31, 2013 and to become Advisor of KYOCERA Corporation.
*	Attorney Yasunari Koyano is a candidate for Outside Corporate Auditor.

9. Resignation of Corporate Auditors (as of late June 2013)

Yoshihiko Nishikawa

Yoshinari Hara

*	Both Corporate Auditors are scheduled to resign at the General Meeting of Shareholders to be held in late June 2013.